October 15, 2008

«MRMS» «FULLNAME» «AADDRESS1» «AADDRESS2» «AADDRESS3» «ACITY», «ASTATE» «AZIP» Dear «SALUTATION»:

To say that the first nine months of 2008 in the financial markets have been difficult and volatile would be an understatement. Virtually no segment of the financial markets remains unscathed. Particularly difficult are today’s credit markets, which are making it challenging for companies to transact business and finance the shortest-term financial instruments of even the highest quality companies. The equity markets have been equally difficult, with all the major indices, as of this writing, now down over 40% from their 52-week highs reached last October.

It has been a difficult environment at Fiduciary Management as well, but we believe that throughout the past 28 years we have consistently applied our investment approach, and have performed as expected. Historically, we have done reasonably well in the up markets, but better than the indices and our peers in the difficult periods. With this approach, in the current environment, our two strategies have comfortably exceeded their respective benchmarks on both a short and long-term basis (5-10 years). Our year-to-date performance numbers (ending 9/30/08) for our Small Cap and Large Cap strategies are as follows:

9 Months Ended September 30, 2008
FMI Small Cap Portfolios	-0.30% to -0.66%
Russell 2000 Index	-10.37%

FMI Large Cap Portfolios	-10.0% to -10.6%
Standard & Poor’s 500 Index	-19.26%

As illustrated above, our small cap portfolio outpaced the Russell 2000 by approximately 1000 basis points (10%), and our large cap portfolio outdistanced the Standard & Poor’s 500 by approximately 900 basis points (9%). For the third quarter, our small cap portfolios advanced approximately 4%, versus a decline of 1.1% for the Russell 2000, while our large cap portfolio declined approximately 4.6% versus an 8.4% decline for the Standard & Poor’s 500. Our long-term performance for each of these strategies is as follows:

Fiduciary Management, Inc. - Large Cap Equity Composite – Gross of Fees (%)					As of September 30, 2008
	Year to Date	Annualized Returns				Cumulative
	2008	1 Year	3 Years	5 Years	Since Inception	Since Inception
Fiduciary Large Cap Equity	-10.17	-12.09	4.69	10.06	9.51	102.24
Standard & Poor’s 500 Index	-19.26	-21.95	0.23	5.18	0.17	1.34
Inception: 12/31/2000

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees (%)						As of September 30, 2008
	Year to Date	Annualized Returns					Cumulative
	2008	1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	-0.30	-6.35	6.62	11.94	12.37	15.00	5458.33
Russell 2000 Index	-10.37	-14.47	1.84	8.16	7.81	11.08	1951.14
Inception: 1/1/1980

«MRMS» «FULLNAME» October 15, 2008 Page 2

While it is disappointing to report negative performance for the first nine months, we are pleased that we have been able to avoid most of the segments of the market that have been hit particularly hard. Additionally, as I have commented in my letters over the years, it is the out-performance in the difficult markets that can lead to significant out-performance for long-term investors, as detailed above.

As most of you know, we have two mutual fund vehicles that mirror our separate account strategies: the FMI Common Stock Fund (small cap strategy) and the FMI Large Cap Fund (large cap strategy). Similar to our separate accounts, we are doing well against our respective Morningstar peer groups. The following table reflects our year-to-date and 1-, 3- and 5-year annualized rates of return, and our category rankings relative to our peers.

Results Through September 30, 2008

FMI Large Cap Fund (FMIHX)			FMI Common Stock Fund (FMIMX)
Period	Total Return %	% Rank in Category*	Period	Total Return %	% Rank in Category*

Year-to-Date	-10.55	2	Year-to-Date	-0.66	1
1-Year	-12.58	2	1-Year	-7.00	2
3-Year Annualized	4.14	3	3-Year Annualized	5.72	3
5-Year Annualized	9.21	4	5-Year Annualized	10.54	6
* Morningstar Large Cap Blend category as of 09/30/08			* Morningstar Mid Cap Blend category as of 09/30/08

The FMI Common Stock Fund (FMIMX) is ranked in the top 1% in Morningstar’s Mid Cap Blend category as of 09/30/08. In fact, it is ranked number four of 572 funds within the category, and has been in the top sixth percentile or better in the 1-, 3- and 5-year time frames (for the past ten years, we’re at the 11th percentile).

The FMI Large Cap Fund (FMIHX) is also a top performer among its peers, ranking in the top 2% of all funds in the Morningstar Large Cap Blend category as of 09/30/08 (28th out of 2,322 funds), and is in the top 4% for the 1-, 3-, and 5-year periods. We are very pleased with these results, as they reflect our ability to add value on a long-term basis.

Our view of the current market environment, as well as a discussion of two of the equity holdings in each of the portfolios, is detailed in our enclosed Investment Strategy Outlook letters. In the month of October, the market has been down sharply. However, I can tell you that in my opinion, at today’s prices, the valuations are very attractive, and return prospects for the next 2-3 years are quite promising.

As always, my partners and I greatly appreciate your interest in Fiduciary Management. If you feel any of our strategies might be a fit in your long-term investment plan, we would welcome the opportunity to talk with you.

Sincerely,

Ted D. Kellner, CFA Chairman and Chief Executive Officer

pmh Enclosures

The average annual total returns of the FMI Common Stock Fund for the 1 year, and annualized 5 year and 10 year periods ended September 30, 2008 were: -7.00%, 10.54%, and 11.75%, respectively.

The average annual total returns of the FMI Large Cap Fund for 1 year, and annualized 5 year and inception (12/31/01) periods ended September 30, 2008 were: -12.58%, 9.21%, and 6.79%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the either of the funds, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the funds. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

INVESTMENT STRATEGY OUTLOOK – LARGE CAP EQUITY

Quarter Ended September 30, 2008

October 1, 2008

Fiduciary Management, Inc. large cap portfolios were down approximately 4.5% in the September quarter compared to a decline of 8.4% for the Standard & Poor’s 500 Index. Stocks that contributed to the difficult quarter included BP and Tyco Electronics. Our significant underweight position in energy was a plus in the quarter, but BP still hurt. Fears about the economy and the automotive markets appeared to negatively affect Tyco Electronics. We remain committed to these ideas. Kimberly Clark and Berkshire Hathaway were up nicely in the quarter, reflecting a flight to defensive stocks (Kimberly) and solid balance sheets (Berkshire). The past several quarters have been very volatile and difficult for stocks as investors grapple with a number of uncommon issues. The large cap portfolios, while down, have held their value better than the market in this tumultuous period. Lower prices have also enabled us to take advantage of some good values, two of which we will discuss shortly.

The aftermath of the bursting of the speculative housing bubble turned downright ugly in the September quarter. It’s difficult to use the word chaotic in an investment letter, but unfortunately, it describes the recent credit and equity markets. The S&P 500, for example, was down 8.8% and up 5.4% on the last two days of the quarter. As recently as three months ago, it appeared that the credit crunch was more a media phrase than an economic reality, and manageable within the normal boundaries of our financial system. A rapid spreading of fear and diminished liquidity resulted in a bona fide credit crisis, which has culminated, so far, in the $613 billion bankruptcy of Lehman (largest ever), the “rescue” of Fannie Mae, Freddie Mac and AIG, the shotgun marriage of Merrill Lynch to Bank of America, and the Fed engineered takeovers of Washington Mutual and Wachovia. Goldman Sachs and Morgan Stanley recently obtained equity infusions and rushed to obtain a commercial bank charter. (Wal-Mart has been trying for five years to get one; Goldman Sachs and Morgan Stanley got theirs in a day!)

As this letter is written (October 1), the $700 billion “bailout” bill remains hung up in Congress, but it looks like something will be passed shortly. As the program was initially crafted, we had serious reservations. Based on what we know now, it looks somewhat more palatable; however, the government could still end up buying a tremendous amount of paper with dubious value, which of course would result in a heavy burden on taxpayers. The optimists believe a large buyer will stabilize asset prices, which eventually could even lead to a profit for the Treasury. We are not holding our collective breaths. Aside from this program, taxpayers are already taking the brunt of the cost of the $30 billion Bear Stearns takeover, the $85 billion AIG seizure and the $200 billion Fannie Mae and Freddie Mac nationalizations.

Dozens of articles will be written in coming weeks about the financial crisis, the bailouts and who is to blame. The media has already framed this as a failure of the free market system, with the solution, of course, being more regulation. Several new programs and agencies have already been created and more will undoubtedly follow. These programs come with bureaucracy, expense, and the usual government inefficiency and we can’t help but fear that the cure may be worse than the disease. While rapid developments in high finance over the past decade have certainly exposed some holes in the regulatory system, the root of this problem appears to be a breakdown of existing oversight and gross negligence on the part of Congress with respect to the government sponsored enterprises (Fannie Mae and Freddie Mac).

Allowing Fannie and Freddie to essentially underwrite, subsidize and invest in mortgages with the implied backing of the Federal government created the mother-of-all moral hazards. These organizations became obsolete years ago, as a large, well-financed and competitive private mortgage industry had developed. Rather than dismantle these institutions, Congress watched them expand, all the while feeding off their political largess. Under the banner of providing “affordable housing” their charters effectively expanded and the risks escalated dramatically. Efforts to rein them in were stymied. Wall Street then did what it does best – exploited an opportunity. With Fannie’s and Freddie’s imprimatur, the great Wall Street debt machine took flight. Aided by a feckless Fed (1% Fed Funds rate) and greed that resulted in a mad dash for yield and fees, underwriting became an afterthought. Huge leverage and impossible complexity compounded the issue and resulted in an enormous problem that now requires various government bailouts.

While some may accuse us of oversimplifying the issues, much of the crisis flows from the mortgage moral hazard described above. Adjunct developments, such as managing counter party risk in the $60 trillion credit derivative swaps market, ensuring liquidity in money market funds, and bolstering FDIC funding are all serious issues with no easy solutions. We’ve addressed a couple of these problems in previous letters and more will certainly be said in coming pieces. Our historical letters can be found at www.fiduciarymgt.com.

Regardless of what role the government takes during this crisis, it will likely take years to sort out. A significant deleveraging is under way and this won’t be good for growth, although it may be needed to restore balance sheets and get the economy poised for the next up cycle. The Bernanke Fed is adamant about avoiding deflation, which often accompanies deleveraging. The Fed Chairman is acutely aware of the Japanese experience over the past seventeen years and doesn’t want it repeated here. Going overboard to avoid deflation, however, could result in the opposite: a dollar crisis and inflation (most likely stagflation), which would be tough on valuations.

Financial crises, while not common, have occurred many times in our history. We’ve survived all of them and there is little doubt we will get through this one, too. We remain optimistic about the long-term prospects of equity investing. Poor returns usually follow periods of outsized gains and the opposite is also true. Most of the indices have had a difficult run for the better part of a decade. We think the next decade will be better.

As is our custom, we have highlighted a couple of our large cap investments below.

Sysco Corporation (SYY)

Business Description

Sysco is the largest provider of foodservice products in the U.S. and Canada, distributing more than 300,000 products to 400,000 restaurants, schools, hotels, healthcare institutions, and other foodservice customers. Restaurants account for two-thirds of Sysco's annual sales, with independents contributing 60% of restaurant sales and chains making up the rest.

Good Business

  Sysco holds a dominant position in its industry and is the largest foodservice distributor in the U.S. with approximately 15% market share. The company benefits handsomely from significant economies of scale, which allows it to earn an operating margin roughly three times that of its closest competitor.

  Sysco provides products that are necessities for daily life, and operates a business that is easy to understand.

  Sysco has a long history of extremely consistent revenues and earnings.

  The company generates strong returns on invested capital (ROIC), with a 5- and 10-year average ROIC of 22.4% and 21.0%, respectively.

  Sysco is conservatively financed and its debt is AA-rated by Standard & Poor’s.

Valuation

  Sysco’s current enterprise value-to-sales multiple is 0.54x, which is approximately 30% below its 10-year average multiple of 0.76x.

  Sysco’s enterprise value is 8.7x estimated fiscal year 2009 earnings before interest, taxes, depreciation and amortization (EBITDA). This compares to its 10-year average multiple of 13.1x EBITDA.

  Between 2000 and 2007, transactions announced for 12 comparable companies were executed at mean and median enterprise value-to-EBITDA multiples of 10.1x and 11.0x, respectively.

Management

  Sysco’s top ten executive managers have been with the company for an average of 21 years. Insiders own about 1.0% of diluted shares outstanding.

  Executive management is compensated based on three key operating metrics: earnings per share growth, return on equity (ROE), and operating company performance.

  Rick Schnieders, CEO, has been with the company since 1982, serving in several different roles before becoming CEO in 2003.

Investment Thesis

A multitude of factors has provided the opportunity to buy a strong, high ROIC franchise at an attractive valuation. Sysco is battling poor demand in the restaurant industry, food and fuel cost inflation and a slow progression of its supply chain initiatives. These factors are masking the true value of the company. Sysco continues to dominate the foodservice distribution industry and is led by an experienced management team. The valuation is near a record low.

American Express, Inc. (AXP)

Company Description

American Express (“AXP”) is the largest closed loop network credit card company with over $700 billion of “billed” charge card spending and $76.5 billion of total managed credit card loans. With over 90 million cards in force worldwide, AXP generates about half its revenue from merchant fees. It is a global company with a powerful brand.

Good Business

  AXP’s network is highly durable and generates significant recurring fee revenues.

  The company’s super prime customer base consistently generates spending volumes per card four to five times greater than the industry average with below-average loss rates.

  AXP generates an ROE in excess of 30%. Over two-thirds of capital generated is returned to shareholders.

  AXP’s balance sheet is conservatively levered. The investment portfolio is clean.

Valuation

  Over the past ten years, AXP’s price-to-earnings (P/E) multiple has averaged 20x, ranging from its current low of 12 to a high of 30x. The company’s median multiple is 19x.

  Over the next three to five years, AXP’s normalized earnings per share (EPS) could range between $4.90 and $5.40. Even capitalized at a below-average 15x, the upside is substantial.

Management

  AXP’s management team is highly regarded within the industry.

  Kenneth Chenault has been Chairman and CEO since April 2001. Previously, Chenault was President of TRS (now US Card Services) since August 1989.

  Daniel Henry has been the company’s CFO since October 2007.

  Al Kelly has served as President of the Global Consumer Group since July 2007. Messrs. Henry and Kelly both have numerous years of experience at the company prior to their current roles.

Investment Thesis

American Express has a durable business model, largely driven by merchant fees and net interest income. AXP’s business is characterized by high barriers to entry, low capital intensity, modest leverage, and high returns on incremental capital. The current consumer slowdown, however, will lead to higher charge-offs, but AXP should weather the cycle better than its competitors. Moreover, with a strong capital base, AXP has sufficient resources to manage both credit and liquidity issues. Trading at a discount to the market and its historical average, AXP is an attractive investment opportunity over the next three to five years.

Thank you for your support of Fiduciary Management, Inc.

Fiduciary Management Inc.
Large Cap Equity Composite
12/31/2000-9/30/2008

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%
2007	4.53	4.33	5.48	86	0.48	$ 1,000.2	$ 3,960.4	25.26%
Q1 2008	-5.46	-5.52	-9.47	87	0.22	$ 1,028.9	$ 3,776.4	27.25%
Q2 2008	-0.44	-0.48	-2.73	92	0.42	$ 1,162.5	$ 3,790.0	30.67%
Q3 2008**	-4.56	-4.60	-8.49	114	0.17	$ 1,573.5	$ 4,208.0	37.39%

*Benchmark: S&P 500 Index® ** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firmwide GIPS verification for the period 12/31/1993 - 06/30/2008. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 - 06/30/2008.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.2 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees.

Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.65%
$25,000,001-$50,000,000	0.55%
$50,000,001-$100,000,000	0.45%
$100,000,001 and above	0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
414-226-4545

INVESTMENT STRATEGY OUTLOOK – SMALL CAP EQUITY

Quarter Ended September 30, 2008

October 1, 2008

Fiduciary small cap portfolios were up approximately 4% in the September quarter compared to a decline of 1.1% for the Russell 2000 Index. Stocks that detracted from performance included Bristow Group and Protective Life. Our significant underweight position in energy was a plus in the quarter, but Bristow, a supplier of helicopter services to the oil industry, still hurt. Protective Life’s stock declined due to their investment portfolio positions in firms such as Lehman and Washington Mutual. The company remains financially strong and we are still committed to both this stock and Bristow. Beacon Roofing, HNI Corporation and Family Dollar advanced strongly in the quarter after experiencing significant weakness in prior periods. Volatility remains very high in the small cap arena. The past several quarters have been difficult for stocks as investors grapple with a number of uncommon issues. The small cap portfolios have held their value better than the market in this tumultuous period. Volatile prices have also enabled us to take advantage of some good values, two of which we will discuss shortly.

The aftermath of the bursting of the speculative housing bubble turned downright ugly in the September quarter. It’s difficult to use the word chaotic in an investment letter, but unfortunately, it describes the recent credit and equity markets. The Russell 2000, for example, was down 6.7% and up 3.3% on the last two days of the quarter. As recently as three months ago, it appeared that the credit crunch was more a media phrase than an economic reality, and manageable within the normal boundaries of our financial system. A rapid spreading of fear and diminished liquidity resulted in a bona fide credit crisis, which has culminated, so far, in the $613 billion bankruptcy of Lehman (largest ever), the “rescue” of Fannie Mae, Freddie Mac and AIG, the shotgun marriage of Merrill Lynch to Bank of America, and the Fed engineered takeovers of Washington Mutual and Wachovia. Goldman Sachs and Morgan Stanley recently obtained equity infusions and rushed to obtain a commercial bank charter. (Wal-Mart has been trying for five years to get one; Goldman Sachs and Morgan Stanley got theirs in a day!)

As this letter is written (October 1), the $700 billion “bailout” bill remains hung up in Congress, but it looks like something will be passed shortly. As the program was initially crafted, we had serious reservations. Based on what we know now, it looks somewhat more palatable; however, the government could still end up buying a tremendous amount of paper with dubious value, which of course would result in a heavy burden on taxpayers. The optimists believe a large buyer will stabilize asset prices, which eventually could even lead to a profit for the Treasury. We are not holding our collective breaths. Aside from this program, taxpayers are already taking the brunt of the cost of the $30 billion Bear Stearns takeover, the $85 billion AIG seizure and the $200 billion Fannie Mae and Freddie Mac nationalizations.

Dozens of articles will be written in coming weeks about the financial crisis, the bailouts and who is to blame. The media has already framed this as a failure of the free market system, with the solution, of course, being more regulation. Several new programs and agencies have already been created and more will undoubtedly follow. These programs come with bureaucracy, expense, and the usual government inefficiency and we can’t help but fear that the cure may be worse than the disease. While rapid developments in high finance over the past decade have certainly exposed some holes in the regulatory system, the root of this problem appears to be a breakdown of existing oversight and gross negligence on the part of Congress with respect to the government sponsored enterprises (Fannie Mae and Freddie Mac).

Allowing Fannie and Freddie to essentially underwrite, subsidize and invest in mortgages with the implied backing of the Federal government created the mother-of-all moral hazards. These organizations became obsolete years ago, as a large, well-financed and competitive private mortgage industry had developed. Rather than dismantle these institutions, Congress watched them expand, all the while feeding off their political largess. Under the banner of providing “affordable housing” their charters effectively expanded and the risks escalated dramatically. Efforts to rein them in were stymied. Wall Street then did what it does best – exploited an opportunity. With Fannie’s and Freddie’s imprimatur, the great Wall Street debt machine took flight. Aided by a feckless Fed (1% Fed Funds rate) and greed that resulted in a mad dash for yield and fees, underwriting became an afterthought. Huge leverage and impossible complexity compounded the issue and resulted in an enormous problem that now requires various government bailouts.

While some may accuse us of oversimplifying the issues, much of the crisis flows from the mortgage moral hazard described above. Adjunct developments, such as managing counter party risk in the $60 trillion credit derivative swaps market, ensuring liquidity in money market funds, and bolstering FDIC funding are all serious issues with no easy solutions. We’ve addressed a couple of these problems in previous letters and more will certainly be said in coming pieces. Our historical letters can be found at www.fiduciarymgt.com.

Regardless of what role the government takes during this crisis, it will likely take years to sort out. A significant deleveraging is under way and this won’t be good for growth, although it may be needed to restore balance sheets and get the economy poised for the next up cycle. The Bernanke Fed is adamant about avoiding deflation, which often accompanies deleveraging. The Fed Chairman is acutely aware of the Japanese experience over the past seventeen years and doesn’t want it repeated here. Going overboard to avoid deflation, however, could result in the opposite: a dollar crisis and inflation (most likely stagflation), which would be tough on valuations.

Financial crises, while not common, have occurred many times in our history. We’ve survived all of them and there is little doubt we will get through this one, too. We remain optimistic about the long-term prospects of equity investing. Poor returns usually follow periods of outsized gains and the opposite is also true. Most of the indices have had a difficult run for the better part of a decade. We think the next decade will be better.

As is our custom, we have highlighted a couple of our small cap investments below.

Jack Henry & Associates, Inc. (JKHY)

Business Description

Jack Henry & Associates is a leading provider of integrated computer systems and services. Over the years, the company has developed and acquired a number of strong banking and credit union software systems. Jack Henry’s revenues are primarily generated by marketing its systems to financial institutions in the U.S., providing conversion and implementation services, as well as ongoing support/services to customers either on an in-house or outsourced basis.

Good Business

  Jack Henry’s revenue stream is approximately 70% recurring in nature and diversified across more than 8,700 financial services organizations of all asset sizes.

  Jack Henry’s core solutions are a necessity for its bank/credit union client base.

  Jack Henry’s customer service is unparalleled in its industry and client retention is extremely high (99%).

  The company earns solid returns on invested capital (ROIC). Jack Henry’s ROIC was 17.1% in fiscal year 2007 and has averaged 15.3% over the past five years.

  The business generates solid free cash flow (FCF) and isn’t capital intensive.

  Management has been using free cash to acquire bolt-on products, increase the dividend and execute share repurchases.

  The balance sheet has virtually no leverage.

Valuation

  Jack Henry’s shares trade approximately 30% below their all-time high reached in November 2007, and near the bottom of their 52-week range. Jack Henry has underperformed the Russell 2000 by 20% over the past five years.

  The stock trades at 16.0x fiscal year 2009 consensus earnings per share (EPS), and offers a 6.8% FCF yield.

  On an enterprise value-to-earnings before interest, taxes, depreciation and amortization (EV/EBITDA) multiple basis, Jack Henry’s shares trade for 7.1x fiscal year 2009 estimated EBITDA. The trailing 5-year average multiple is 12.4x.

  From 1995-2007, the mean and median EV/EBITDA multiples on 16 comparable company transactions were 11.7x and 11.0x, respectively.

Management

  Jack Henry’s CEO is Jack Prim. Jack has over 30 years of experience in the financial industry.

  Positively, the CEO, CFO, and President receive incentive compensation based on operating income growth and ROIC. Insiders own 9.1% of diluted shares.

  Overall, company management is highly respected in the industry.

Investment Thesis

The current turmoil in the financial services industry is causing pressure on Jack Henry’s shares. Expected banking consolidation poses a threat to Jack Henry, as it may lead to turnover in its existing customer base. However, we believe that due to the company’s strong product offerings and customer service, the current market environment actually presents Jack Henry with the opportunity to strengthen its long-term competitive position.

Carlisle Companies Inc. (CSL)

Description

Carlisle is a diversified manufacturer of products used across a broad range of industries including commercial roofing, lawn and garden, foodservice, and aerospace. The company largely serves the North American market, with the U.S. accounting for more than 90% of revenue.

Good Business

  Carlisle has leadership positions in niche markets, deriving approximately two-thirds of its sales from products where it is the number one or two player.

  Roofing, a basic necessity, derives one-half of sales from replacement demand. Tires & wheels, wires & cables, and foodservice products are low-ticket items that similarly have a recurring component to their revenue stream.

  ROIC easily covers the company’s cost of capital, and should improve over time as Carlisle focuses on organic growth, margin improvement, and reduces the working capital intensity of the business.

  The new CEO is taking steps to simplify the story.

  The company maintains a strong, flexible balance sheet, and generates significant cash flow.

Valuation

  Carlisle has declined significantly from its high due to concerns regarding the potential for a significant contraction in the non-residential construction market.

  The stock appears to reflect a great deal of weakness. Carlisle trades at more than one standard deviation below its long-term average on an EV/sales and EV/EBITDA basis.

  Carlisle trades at a 35-40% discount to its peer group on a forward price-to-earnings (P/E) basis.

  The stock could double over the next four to five years.

Management

  Dave Roberts, 60, joined Carlisle as CEO in June 2007 following a successful six-year stint as CEO of Graco.

  Roberts has hired executives to fortify what were underperforming businesses, and has reorganized the leadership.

  Under Roberts’ leadership, the compensation plan has been changed to focus on quantitative factors such as organic growth, margin improvement, better cash management, and higher returns.

Investment Thesis

This new CEO at the helm is looking to shape Carlisle into a more focused, higher-margin enterprise with improved cash flow-generating ability. Concern regarding the outlook for the non-residential construction market has provided us with an opportunity to establish a position in the stock.

Thank you for your support of Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1997-9/30/2008

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1998	-4.63	-5.35	-2.55	138	2.53	$ 557.5	$ 1,014.0	54.98%
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%
2007	-1.07	-1.58	-1.57	161	0.85	$ 1,520.2	$ 3,960.4	38.39%
Q1 2008	-2.37	-2.51	-9.90	157	0.31	$ 1,440.8	$ 3,776.4	38.15%
Q2 2008	-1.83	-1.92	0.58	158	0.30	$ 1,345.4	$ 3,790.0	35.50%
Q3 2008**	4.02	3.88	-1.11	157	0.34	$ 1,442.8	$ 4,208.0	34.29%

*Benchmark: Russell 2000 Index®
** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) of Milwaukee has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firmwide GIPS verification for the period 12/31/1993 - 06/30/2008. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.2 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The Russell 2000 Index® is an unmanaged index generally representative of the U.S. market for small capitalization stocks. FMI uses the Russell 2000 Index® as its primary index comparison.